FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated February 7, 2005 (“3COM and Research In Motion To Deliver Wireless LAN Mobility Solutions For The Enterprise")

News Release dated February 7, 2005 (“Verizon Wireless Launches New BlackBerry 7250 For Mobile Professionals")

News Release dated February 7, 2005 (“Nortel Teams with Research In Motion To Integrate IP Telephony with BlackBerry Enterprise Platform")

Page No 4 8 12

Document 1

For More Information, Contact:
Kevin Petschow
3Com Corporation
+1.847.262.7262
kevin_petschow@3com.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1.212.771.3637
cflaherty@brodeur.com

3COM AND RESEARCH IN MOTION TO DELIVER WIRELESS LAN MOBILTY SOLUTIONS FOR THE ENTERPRISE

Addresses the Mobility Needs of Enterprise “Campus Warriors”

by Integrating SIP Standard-based IP Communications Suite,

Wireless LAN Switch and BlackBerry

VoiceCon 2005 – ORLANDO, Fla., – Feb. 7, 2005 – 3Com Corporation (Nasdaq: COMS) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that the companies are working together to deliver a new wave of mobility in enterprise communications. By combining 3Com’s Internet Protocol (IP)-private branch exchange (PBX) and wireless local area network (WLAN) switch with RIM’s BlackBerry® wireless solution for WLAN networks, the companies plan to offer a rich set of voice and data applications to on-campus enterprise users.

The joint 3Com – RIM WLAN solution will provide corporate and government organizations with the flexibility of a session initiation protocol (SIP)-based BlackBerry handheld that is tied into their existing PBX telephony. The solution will enable on-campus employees to use always-on BlackBerry applications such as email, VoIP, browser and organizer in conjunction with the BlackBerry platform’s unique connectivity features including push-based services, advanced security and back-end integration.

The 3Com — RIM alliance demonstrates the power of standards by integrating advanced SIP standard-based products. Together, the 3Com® Convergence Applications Suite and the 802.11b-based BlackBerry 7270 deliver a unique mobility solution. The 3Com wireless local area network (LAN) switch and RIM’s BlackBerry Enterprise Server™ enhance security and facilitate faster hand-offs, ensuring quality of service.

“The 3Com and Research In Motion alliance is another signal that there is a growing need to address the mobility requirements of on-premise workers or ‘campus warriors’ inside an enterprise,” said Zeus Kerravala, vice president of enterprise infrastructure for The Yankee Group. “Instant access to your voice and data communications from one device has gone from a ‘nice to have’ to a ‘must have’ and it has become incumbent for enterprises who want their associates to be productive to find ways to use this type of technology moving forward.”

“Leveraging both companies’ respective strengths, the 3Com-Research In Motion alliance enables businesses to deploy standards-based, world-class IP telephony and wireless solutions in order to provide their campus employees with seamless access to time-sensitive information,” said Dave Hattey, 3Com vice president and general manager, enterprise solutions. “Companies today are under enormous pressure to lower costs and increase organizational effectiveness. One of the most cost effective ways to do this is through our SIP standards-based converged communications suite integrated with RIM’s enterprise-mobility communications solutions.”

“The BlackBerry 7270 and BlackBerry Enterprise Server solution for WLAN networks and 3Com’s IP telephony network and WLAN switch will extend the BlackBerry experience to a new category of enterprise users in corporate and government organizations,” said Larry Conlee, COO at Research In Motion. “The benefits of always-on connectivity will become available to on-campus employees through a cost-effective solution that can enhance communications, collaboration and workflow.”

Benefits of a 3Com-RIM IP Mobility Solution

The 3Com-RIM IP mobility solution is being designed to enhance user productivity for employees at headquarters, branch office locations and home offices and increase the overall organizational effectiveness of the enterprise.

The benefits to enterprises are:

  Open standards and architecture. The 3Com IP Mobility module is based on SIP, which significantly reduces the cost of owning a reliable, customizable next generation IP communications platform that enables employees to work more freely and productively. 3Com's new wireless switch conforms to IEEE 802.11 standards and the BlackBerry 7270 is based on IEEE 802.11 standards for wireless and SIP for telephony application. The BlackBerry platform also supports open industry standards such as Java;
  Low cost of ownership. The 3Com IP Mobility module supports a variety of investment and deployment strategies, including traditional PBX preservation or replacement, and use of standard computing platforms;
  Increase user productivity. The 3Com IP Mobility module allows "Campus Warrior" associates to have greater access to their voice and data communications resulting in improved productivity gains and higher organizational effectiveness; and
  Increased wireless security. The BlackBerry platform sets the standard for secure wireless data access with its advanced security architecture and support for Triple DES, AES and S/MIME. Intelligent Wi-Fi(R)also helps communication using AAA servers reduce network bandwidth stress and allows for security profiling by user and group. Rogue detection and isolation also help ensure only authorized users access the network.

3Com’s commitment to deliver innovative, practical and high-value voice and data networking products and solutions for enterprises of all sizes continues with the 3Com-RIM IP Mobility Solution. The solution is comprised of a 3Com VCX™ Gateway, 3Com Wireless LAN Mobility System, and Blackberry 7270 handhelds.

About 3Com IP Telephony

3Com has been a major contributor to the convergence industry since the introduction in 1998 of the world’s first IP-PBX, the 3Com® NBX® system. The company developed an architecture for a distributed softswitch for AT&T and brought the first commercially deployed carrier softswitch to market in 1999. The 3Com® VCX™ IP Telephony module was first introduced in 2003 for large enterprises. Today, the company combines these products under the 3Com Convergence Applications Suite, which includes IP Telephony, IP Messaging, IP Conferencing and IP Contact Center capabilities. For further information, please visit www.3com.com/voip.

About 3Com Corporation

3Com is a leading provider of secure, converged voice and data networking solutions for enterprises of all sizes. 3Com offers a broad line of innovative products backed by world class sales, service and support, which excel at delivering business value for its customers. When customers exercise choice, their choice is 3Com. For further information, please visit www.3com.com, or the press site www.3com.com/pressbox.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Copyright © 2005 3Com Corporation. 3Com and the 3Com logo are registered trademarks and Exercise Choice is a trademark of 3Com Corporation.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.

All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Document 2

FOR IMMEDIATE RELEASE

February 7, 2005

MEDIA CONTACTS:
Brenda Raney
Verizon Wireless
908-306-4834
Brenda.Raney@verizonwireless.com

Courtney Flaherty
Brodeur Worldwide for RIM
212-771-3640
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519-888-7465
investor_relations@rim.com

VERIZON WIRELESS LAUNCHES NEW BLACKBERRY 7250 FOR MOBILE PROFESSIONALS

The BlackBerry 7250 Offers Verizon Wireless Customers An Easy Way To Stay Connected With Increased Memory and Full HTML Web Browsing

        BEDMINSTER, NJ and WATERLOO, ON – Verizon Wireless, the nation’s leading wireless provider, and Research In Motion (RIM) today announced the new BlackBerry 7250 Wireless Handheld™ will be available in all Verizon Wireless stores Feb. 11. Perfect for mobile professionals seeking flexibility and the latest in wireless technology, this powerful handheld features built in phone, Bluetooth® support for use with a head set or car kit, a brighter full color screen, increased memory and full HTML Web browsing. The BlackBerry 7250 is available immediately from Verizon Wireless.

        The Blackberry 7250 is a must have for mobile professionals who want to manage their information and remain connected to people via a single, integrated device. Its ergonomic design and lightweight feel fits comfortably in the palm of the hand. The BlackBerry 7250 provides access to Verizon Wireless’ CDMA 1X NationalAccess nationwide network.

        With the BlackBerry 7250, Verizon Wireless customers can stay on top of their e-mail and appointments wherever they go within the Verizon Wireless NationalAccess coverage area. Using the device’s full wireless Personal Information Management (PIM) synchronization, customers can enjoy automatic wireless synchronization of their calendars, contacts, emails and tasks.

        The BlackBerry 7250 from Verizon Wireless is an indispensable tool offering mobile professionals increased memory capabilities and push-based wireless architecture that delivers messages automatically to a customer’s device without prompting or downloading. Offering all the benefits of a PC without the wires, this all-in-one device is equipped with full HTML Web browsing and appeals to every customer’s needs by offering enhanced e-mail attachment viewing supported by popular file formats (including: Microsoft® Word, Excel, PowerPoint, PDF, WordPerfect, ASCII, JPG, BMP, GIF, PNG and TIFF).

        The new BlackBerry 7250 from Verizon Wireless also comes equipped with a large, easy-to-use QWERTY keyboard with highlighted number keys and a bright backlight screen that supports over 65,000 colors.

        Additional features of the BlackBerry 7250 from Verizon Wireless include*:

  Enhanced memory with 32MB of flash memory and 4MB of SRAM for storing messages, calendar appointments and pictures.
  Support for 800/1900 MHz CDMA2000 1X network.
  Over 3 hours of talk time or 8 days of standby time.
  Wireless integration with multiple existing email accounts including Microsoft(R)Exchange, IBM Lotus(R)Domino(TM)and/or popular ISP email accounts.

        BlackBerry integrates hardware, software and service, providing an end-to-end wireless solution. For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft Exchange or IBM Lotus Domino and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

        For individuals, BlackBerry Internet Service™ provides an Internet-based email interface that allows users to access multiple existing corporate and/or personal email accounts from a single BlackBerry handheld without the need for server software.

        The BlackBerry 7250 is available for $349.99 with a 2-year customer agreement. Customers signing up for the unlimited BlackBerry email service and a Verizon Wireless voice plan of $39.99 or higher prior to March 31, 2005 will receive a $100.00 instant rebate when they purchase their Blackberry 7250 at over 1,200 Verizon Wireless Communications Stores or any of over 500 Verizon Wireless Communications stores in Circuit City, Best Buy, participating RadioShack locations or on the Internet at www.verizonwireless.com

* Certain features may require BlackBerry Enterprise Server v4.0.

_________________

About Verizon Wireless

Verizon Wireless owns and operates the nation’s most reliable wireless network, serving 43.8 million voice and data customers. Headquartered in Bedminster, NJ, Verizon Wireless is a joint venture of Verizon Communications (NYSE:VZ) and Vodafone (NYSE and LSE: VOD). Find more information on the Web at www.verizonwireless.com.  To receive broadcast-quality video footage of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

FOR IMMEDIATE RELEASE

February 7, 2005

For more information:

Pat Cooper
Nortel
(425) 829-8572
pat.cooper@nortel.com

Tina Warren
Nortel
(905) 863-4702
tinawarr@nortel.com

Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Relations
RIM
(519) 888-7465
investor_relations@rim.com

Nortel Teams with Research In Motion

to Integrate IP Telephony with BlackBerry Enterprise Platform

ORLANDO, Fla. – Nortel* [NYSE/TSX: NT] and Research In Motion (RIM) [Nasdaq: RIMM; TSX: RIM] today announced a joint initiative aimed at delivering secure, full-featured, Session Initiation Protocol (SIP)-enabled business communications over wireless local area networks (LAN).

As a first step, the companies are focusing on providing interoperability and integration between RIM’s BlackBerry® enterprise platform and Nortel’s Multimedia Communications Server (MCS) 5100, a critical component of Nortel’s enterprise IP multimedia solution. This collaboration will bring unique synergies for enterprise customers by joining Nortel’s industry-leading networking and multimedia capabilities and RIM’s expertise in wireless enterprise solutions.

By integrating these systems, enterprise customers will be able to use the new BlackBerry 7270™ to securely and reliably access IP telephony, corporate e-mail and other business applications via the wireless LAN.

Nortel and RIM are demonstrating a preview of the technology at VoiceCON in Orlando this week (Nortel booth #401).

“In addition to supporting the traditional mobile user that requires wide-area connectivity on a national or international basis, many customers are looking for similar types of business solutions for their on-campus employees so that productivity benefits can be extended throughout the entire company. BlackBerry integration with Nortel’s telephony network products will help enterprise customers achieve that goal in a powerful and cost-effective manner,” said Larry Conlee, chief operating officer at Research In Motion.

“Together, Nortel and RIM plan to take mobile communications to an entirely new level. Both companies have embraced wireless standards and SIP in the development of enterprise solutions, paving the way for the integration of our technologies and vision. Today’s announcement of our efforts to mobilize on-campus workers with profoundly powerful communications is an important first step that will bring enhanced business capabilities to customers,” said Malcolm Collins, president, Enterprise Networks, Nortel.

“We look forward to building on this momentum with further initiatives to enhance the human experience by providing a consistent end-user experience regardless of location,” Collins said.

Nortel’s MCS 5100 enables businesses to augment existing voice and data infrastructures with advanced IP-based capabilities and deliver a wide range of applications including voice, call management, collaboration tools and personalization services. Enterprise MCS users will be able to securely take their communications suite including telephony, e-mail, organizer, browser, company directory and more with them as they roam their company’s facilities. Nortel plans to extend the powerful Presence and Instant Messaging capabilities of MCS across a wide range of Blackberry handhelds, including the WLAN based 7270.

The BlackBerry 7270 works in conjunction with BlackBerry Enterprise Server v4.0 and BlackBerry Mobile Data Service, providing secure, push-based integration with Microsoft® Exchange and IBM Lotus® Domino™ as well as a robust wireless application platform for ISV’s and developers. The BlackBerry 7270 will operate on 802.11b networks and incorporates voice and data capabilities. The BlackBerry 7270 supports IP telephony that essentially extends desktop phone functionality to a BlackBerry wireless handheld, allowing the user to place and receive calls on the go. It utilizes SIP-based call control to deliver standards-based interoperability with corporate telephony equipment.

Nortel’s mobility solutions are based on open, industry standards. They enable communications of all types, supporting IP multimedia, including video conferencing, data, Internet access, traditional, cellular and wireless local network-enabled voice and streaming applications. Nortel has made secure, mobile connectivity available to hundreds of millions of users worldwide.

BlackBerry is a leading wireless enterprise platform, providing secure, push-based access to a wide range of applications on a variety of wireless devices and networks around the world. The BlackBerry solution for WLAN networks is designed to support many different industries and environments including manufacturing, retail, hospitality, education and healthcare.

Nortel and RIM have entered into a non-binding Memorandum of Understanding (MOU) documenting this important step in the companies’ relationship. The MOU is expected to be replaced in the near term with a more detailed definitive agreement.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Nortel

Nortel is a recognized leader in delivering communications capabilities that enhance the human experience, ignite and power global commerce, and secure and protect the world’s most critical information. Serving both service provider and enterprise customers, Nortel delivers innovative technology solutions encompassing end-to-end broadband, Voice over IP, multimedia services and applications, and wireless broadband designed to help people solve the world’s greatest challenges. Nortel does business in more than 150 countries. For more information, visit Nortel on the Web at www.nortel.com. For the latest Nortel news, visit www.nortel.com/news.

Certain information included in this press release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the outcome of regulatory and criminal investigations and civil litigation actions related to Nortel’s restatements and the impact any resulting legal judgments, settlements, penalties and expenses could have on Nortel’s results of operations, financial condition and liquidity; the findings of Nortel’s independent review and implementation of recommended remedial measures; the outcome of the independent review with respect to revenues for specific identified transactions, which review will have a particular emphasis on the underlying conduct that led to the initial recognition of these revenues; the restatement or revisions of Nortel’s previously announced or filed financial results and resulting negative publicity; the existence of material weaknesses in Nortel’s internal controls over financial reporting; the impact of Nortel’s and NNL’s failure to timely file their financial statements and related periodic reports, including breach of its support facility and public debt obligations and Nortel’s inability to access its shelf registration statement filed with the United States Securities and Exchange Commission (“SEC”); ongoing SEC reviews, which may result in changes to our public filings; the potential delisting or suspension of Nortel’s and NNL’s publicly traded securities; the impact of management changes, including the termination for cause of Nortel’s former CEO, CFO and Controller in August 2004; the sufficiency of Nortel’s restructuring activities, including the work plan announced on August 19, 2004 as updated on September 30, 2004, including the potential for higher actual costs to be incurred in connection with restructuring actions compared to the estimated costs of such actions; cautious or reduced spending by Nortel’s customers; fluctuations in Nortel’s operating results and general industry, economic and market conditions and growth rates; fluctuations in Nortel’s cash flow, level of outstanding debt and current debt ratings; Nortel’s ability to recruit and retain qualified employees; the use of cash collateral to support Nortel’s normal course business activities; the dependence on Nortel’s subsidiaries for funding; the impact of Nortel’s defined benefit plans and deferred tax assets on results of operations and Nortel’s cash flow; the adverse resolution of class actions, litigation in the ordinary course of business, intellectual property disputes and similar matters; Nortel’s dependence on new product development and its ability to predict market demand for particular products; Nortel’s ability to integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; barriers to international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of rationalization in the telecommunications industry; changes in regulation of the Internet; the impact of the credit risks of Nortel’s customers and the impact of customer financing and commitments; stock market volatility generally and as a result of acceleration of the settlement date or early settlement, which is currently not available, of Nortel’s forward purchase contracts; the impact of Nortel’s supply and outsourcing contracts that contain delivery and installation provisions, which, if not met, could result in the payment of substantial penalties or liquidated damages; and the future success of Nortel’s strategic alliances. For additional information with respect to certain of these and other factors, see the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed by Nortel with the SEC. Unless otherwise required by applicable securities laws, Nortel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

-end-

*Nortel, the Nortel logo and the Globemark are trademarks of Nortel Networks.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 7, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller